FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information
ontained in this Form, the Registrant is also thereby furnishing the
information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: February 28, 2019

Enel Américas Capital Increase

February 27th, 2019

Table of Contents

Our Track Record

Proposed Equity Capital Increase Facilitates Pursuit of Proven Growth Strategy

enel

Formation of the Largest Private Utility Company in LatAm ✓

- ✓ Created Americas-focused growth vehicle with leading market position
- ✓ Unlocked efficiencies
- ✓ Simplified structure
- ✓ Reduced leakage

Successful Delivery of Growth and Shareholder Value ✓

Organic

- ✓ Captured efficiencies
- ✓ Expanded Free Market and Enel X segments

Inorganic

- ✓ Acquired Enel Dx São Paulo and Enel Dx Goiás evidencing strong value creation capabilities

Up to US$ 3.5 Bn Capital Increase

Capital Structure Optimization to Unlock Growth

- ✓ Facilitates execution of growth strategy
- ✓ Cash flow optimization
- ✓ Credit enhancement
- ✓ Higher market capitalization, float and liquidity

Continued Growth Strategy & Consolidation

- ✓ Minority investors buyout
- ✓ Privatization and consolidation
- ✓ Enel X expansion

Our Track Record

Sustainability, Growth, Efficiencies and Value Creation

		2016	2018	
I&N[3] End users	MM	14.1	24.5	Growth
EBITDA	US$ Bn	2.4	3.4	Growth
Net Income	US$ Bn	1.0	1.7	Growth
CAPEX	US$ Bn	1.2	1.7	Growth
Group simplification	Number of companies	43	32[4]	Opex reduction
Cumulated efficiencies[1,5]	US$ MM	~ 130	~ 420	Opex reduction
Shareholder return	Total Dividends US$ Bn	0.3	0.5	Value creation
People benefited[1]	MM (cumulated)	1.4	2.7	Sustainability commitment
Index Member	Number of indexes	0	4[2]	Sustainability commitment

Notes:
1. Base year 2015
2. Enel Américas is member of 4: DJSI (Chile, EM and MILA) and FTSE4Good
3. Infrastructure & Networks
4. Not including acquired companies
5. 2016 refers only to 2016 while 2018 refers to cumulative efficiencies captured from 2016 to 2018

Enel Américas Today

LatAm Distribution Sector Landscape[1]


Brazil
MM Clients in 2017
Dx Brasil
17.1
NEOENERGIA
13.6
CPFL ENERGIA
9.3
CEMIG
8.3
energisa
6.6
Colombia
MM Clients in 2018
Dx Colombia
3.4
epm (2)
3.2
Electricaribe
2.6
EMCALI
0.7
EPSA
0.5
Peru
MM Clients in 9M18
Dx Perú
1.4
LUZ DEL SUR
1.1
Hidrandina
0.9
Electrocentro
0.8
Electro Sur Este
0.5
Argentina
MM Clients in 2017
edenor
2.9
Dx Argentina
2.5
DESA (3)
1.8
EPE
1.3
EPEC
1.0

Leading share in premium markets positions Company to capture upcoming opportunities

Sources: Companies Filings, Osinergmin and SUI (Sistema Único de Información de Servicios Públicos)

Notes:
1. Top 5 players by country
2. Considers figures from EMPRESAS PÚBLICAS DE MEDELLIN E.S.P. and ELECTRIFICADORA DE SANTANDER S.A. E.S.P.
3. Includes EDEA, EDELAP, EDEN, EDES and EDESA

Proven Track Record Executing Value-Unlocking Investments

Focus on Enel Dx Goiás and Enel Dx São Paulo

Enel Dx Goiás EBITDA

US$ Bn



+177%
+39%
0.1
0.2
0.3
0.1
0.4
2016
Realized
2018
Expected Improvement (2)
2021E

Enel Dx São Paulo EBITDA

US$ Bn



+167%
0.3 (1)
0.1
0.2
0.2
0.3
0.8
2018
Efficiencies
Operating improvement (2)
2021E

Value Drivers

- Leverage Enel competences for OPEX reduction and distribution grid digitalization
- Growth in Free Market sales and Enel X services for customers

Notes:

1. US$ 0.3 Bn includes annualized pro-forma EBITDA of Enel Dx São Paulo
2. Net of Fx & Opex CPI

Enel X Segment Can Boost Benefits of Consolidation

enel x

EBITDA

US$ MM



+251%
38
43
135
2017
Proforma
2018
2021E

Growth based on business in Brazil and Colombia, leveraged on:

- Market opportunities and the experience of Enel Group in public lighting concessions (**Smart Lighting**)
- Commercial position and Dx customer base with financial services connected to electricity bill (**Microinsurance and Third Party Billing and Collection Services)**
- Strategic focus in e-Mobility plan (**Charging Stations**)

e-City

Smart Lighting

Final Light Points (k#)



+4%
+80%
406
421
758
2017
2018
2021E

e-Industries

PV + Storage

Installed (MWp)



+215%
+4.075%
0.3
1.1
44.7
2017
2018
2021E

e-Home

Microinsurance

Active contracts (k#)

Third party billing & collection services

Transactions per year (k#)



+51%
+74%
953
1,436
2,500
2017
2018
2021E
+94%
+2.462%
766
1,489
38,165
2017
2018
2021E

e-Mobility

Public Charging Station

Total charging stations installed (#)



+1.220%
+13.834%
5
66
9,196
2017
2018
2021E

Transaction Rationale

Transaction Rationale

Strategic Benefits of the Proposed Transaction

Facilitate Growth Strategy Execution	• Increased balance sheet capacity to fund strategic investment opportunities – Minority investors buyouts – Privatization and consolidation
Cash Flow Optimization	• Overall net income increase given the reduction of financial expenses and tax optimization • Potential increase of dividend payout levels at Enel Brasil from the current 25%, supporting Enel Américas cash flow
Credit Enhancement	• Capital increase proceeds used to reduce indebtedness of Enel Brasil (from 3.0x to 1.3x)(1,2) resulting in a reduction at Enel Américas (from 1.7x to 1.0x)(1,2) on a consolidated basis – Balance sheet to be strongly positioned to capitalize on upcoming opportunities in the sector
Higher Market Capitalization, Float & Liquidity	• Equity offering expected to increase Enel Américas' free float(2,3) by up to US$ 1.7 Bn and market cap(2,3) by up to ~30% – Higher float correlated with increased stock liquidity

Notes:
1. Net Debt / EBITDA as of 2019E,
2. Assuming a US$ 3.5 Bn capital increase
3. As of Feb 6th, 2019

Facilitate Growth Strategy Execution

Upcoming Growth Opportunities From Minority Investors Buyout, And…

Potential Minority Investors Buyout Investment Opportunity (Equity in US$ Bn)[1]

Colombia

Distribution	0.5
Generation & Transmission	0.7
Total	**1.2**

Peru

Distribution	0.1
Generation & Transmission	0.2
Total	**0.3**


Generation
Distribution

Brazil

Distribution	**0.2**

Argentina

Distribution	0.1
Generation & Transmission	0.2
Total	**0.3**

~US$ 2.0 Bn potential investments in minority investors buyout opportunities

Notes:
1. As of 3Q18

Facilitate Growth Strategy Execution (Cont'd)

… Privatization and Consolidation Transactions in our Chosen Distribution Markets

	Enel Position	Key Market Opportunities
Brazil	✓ #1 market position by number of customers ✓ High exposure to urban environments in the largest metropolitan areas in Latin America – São Paulo, Rio de Janeiro, Lima and Bogota ✓ High density grids supportive of digitalization rollout ✓ Enel X deployment catering to premium clients with high relative purchasing power ✓ Proven operational turnaround track-record ✓ Ability to replicate Enel Dx Goiás and Enel Dx São Paulo playbook	▪ Highly fragmented sector with ongoing consolidation ▪ Several distribution companies requiring operational and financial restructuring trading attractively ▪ Expected new regulatory framework to favor economies of scale
Colombia		▪ Government announced intention to privatize selected regional distribution companies ▪ Financial sponsor-held assets could eventually trade
Peru		▪ Substantial footprint of state-owned distribution companies – Government has previously shown a potential interest in launching a privatization process ▪ Potential strategic exiting the market

Cash Flow Optimization

Net Income and Dividends Paid Pre and Post-Transaction(1)

Total Net Income

2019E-2021E Cumulative - US$ MM



Enel Brasil Consolidated
+45%
1,866
838
2,704
Pre-Transaction
Increase
Post-Transaction
Enel Américas
+19%
4,695
910
5,605
Pre-Transaction
Increase
Post-Transaction

Total Dividends Paid

2019E-2021E Cumulative - US$ MM



+196%
321
631
952
Pre-Transaction
Increase
Post-Transaction
+15%
1,863
281
2,144
Pre-Transaction
Increase
Post-Transaction

Note:
1. Assuming a US$ 3.5 Bn capital increase and Enel Brasil's dividend payout increasing from 25% in the pre-transaction scenario up to 50% in the post-transaction scenario.

Credit Enhancement

The Transaction Could Strengthen Enel Américas' Credit Profile, Balance Sheet and Capital Structure(1)

2018 Net Debt

US$ MM



2.0x
1.2x
6,649
2,650
3,999
Enel Américas Net Debt
Debt Repayment
Post-transaction Pro-Forma Net Debt

Net Debt / EBITDA



x
2.0x
n.a.
1.7x
1.0x
1.4x
0.7x
1.1x
0.5x
2018
2019E
2020E
2021E

FFO(2) / Net Debt



%
27.8%
n.a.
30.6%
45.9%
44.3%
95.0%
54.2%
138.5%
2018
2019E
2020E
2021E

Balance sheet to be strongly positioned to capitalize on upcoming opportunities in the sector

Pre-Transaction | Post-Transaction | Net Debt / EBITDA

Note:
1. Post-transaction figures assumes a US$ 3.5 Bn capital increase
2. Funds from Operations

Higher Market Capitalization, Float and Liquidity

Reinforcing Enel Américas as a Preeminent Investment Vehicle

Higher Market Capitalization[1,3]

US$ MM



+30%
11,604
3,500
15,104
Pre-Transaction
Capital Increase
Post-Transaction

Larger Free Float[1,3] and Liquidity[1,3]

US$ MM

Float



+30%
5,686
1,715
7,401
Pre-Transaction
Capital Increase
Post-Transaction

6 Month ADTV[2,3]



+30%(4)
25
7
32
Pre-Transaction
Capital Increase
Post-Transaction

Top 10 Largest Chilean Companies by Market Capitalization

Pre-Transaction

#	Company	Market Cap [3] (US$ MM)
1	SACI Falabella	19,336
2	Empresas COPEC	17,690
3	Banco de Chile	15,957
4	Banco Santander-Chile	14,895
5	**Enel Américas**	**11,604**
6	SQ y Minera de Chile	10,895
7	Empresas CMPC	8,864
8	Banco de Crédito e Inversiones	8,648
9	Enel Chile	7,390
10	LATAM Airlines Group	7,001

Post-Transaction[1]

#	Company	Market Cap[3] (US$ MM)
1	SACI Falabella	19,336
2	Empresas COPEC	17,690
3	Banco de Chile	15,957
4	**Enel Américas**	**15,104**
5	Banco Santander-Chile	14,895
6	SQ y Minera de Chile	10,895
7	Empresas CMPC	8,864
8	Banco de Crédito e Inversiones	8,648
9	Enel Chile	7,390
10	LATAM Airlines Group	7,001

Souce: Bloomberg, Enel Américas's Filings

Notes:

1. Assumes a US$ 3.5 Bn capital increase and that all shareholders subscribe in the proportion of their current stakes
2. Average daily traded volume
3. As of Feb 6th, 2019
4. Assumes that, post-transaction, ADTV will represent same percentage of float as pre-transaction

Transaction Structure

Enel Américas Proposed Capital Increase

Transaction Terms and Conditions

Offering Structure	▪ Registration of common shares in the Santiago Stock Exchange, Electronic Stock Exchange and CMF(1) ▪ Concurrent SEC(2) registration of ADSs for trading in NYSE
Pricing Mechanism	▪ Price setting mechanism: Rights Offer Price = 5 Day VWAP(3) of Common Shares minus 5% discount
Capital Increase Size	▪ Up to US$ 3,500 MM
Use of Proceeds	▪ Up to US$ 2,650 MM(4) for providing its subsidiary Enel Brasil S.A. with funds which will be transferred through a capital increase in Enel Brasil S.A. and/or a loan granted to the latter in order to permit Enel Brasil S.A the payment of its own debts with Enel Finance International, which replaced the original debts of Enel Brasil S.A. with banks issued in the context of Enel Dx São Paulo acquisition ▪ Up to US$ 850 MM(4) for restructuring of pension funds and reduction of other contingencies in Brazil
Preemptive Rights Period (PRP)	▪ Mandatory 30-day PRP in Chile ▪ Remaining unsubscribed shares: additional voluntary PRP, followed by market offering (in case of remaining shares after the voluntary PRP)
Timing	▪ ESM on April 30th, 2019 ▪ Launch of 1st PRP: Expected at the end of June 2019

Notes:
1. Comisión para el Mercado Financiero
2. Securities and Exchange Commission
3. Volume weighted average price
4. Debt with Enel Finance totals BRL 9,400 MM. Use of proceeds are BRL-denominated and the US$ 2,650 MM assumes BRL/USD exchange rate of 3.71 (as of February 12th, 2019) and that repayment takes place after finishing the first round of preemptive rights, amount may increase if debt repayment occurs later

Transaction Structure

Preemptive Right Periods (PRP) in both Chile and the United States

1 Mandatory PRP

- Mandatory Preemptive Rights Period (PRP) to be held for **30 days** in Chile
  - Enel Américas extends the PRP to ADR holders as well
- All existing shareholders will have the preemptive right to subscribe a number of shares proportional to their ownership **5 business days prior to the launch of the PRP** ("Chile Record Date")
  - In the case of ADR holders, the record date is the business day prior to the launch of the PRP
- During the PRP, subscription rights will trade publicly in both Chile and the US
- Shareholders/ADS holders can:
  - Exercise their rights and subscribe for shares at the Rights Offering price;
  - Sell their rights; or
  - Take no action, which results in the shares being unsubscribed

2 Additional Voluntary PRP

- With the remaining shares after the Mandatory PRP, Enel Américas plans to hold one additional 24-day Voluntary PRP that will provide certain shareholders with another opportunity to participate in the capital increase
- Shareholders that exercised their rights during the Mandatory PRP will be eligible to participate in the Additional Voluntary PRP in proportion with shares subscribed in the Mandatory PRP
- The terms and conditions of the Additional Voluntary PRP will be the same as that of Mandatory PRP

3 Rump Auction

- Should there be unsubscribed shares after the two PRPs, Enel Américas may consider a market offering in order to place the remaining shares via a mechanism to be defined

Timing Considerations

Comprehensive Market Communication Process for ESM with AFPs and Other Local Investors, Global Accounts, and Ratings Agencies

Timeline: February, March, April, May, June, July, August, September

Key Process Milestones	Timing
Board of Directors Meeting	27-Feb
Board Call for Extraordinary Shareholder's Meeting ("ESM")	27-Feb
Record Dates to Vote at ESM	11-Mar (ADR holders); 24-Apr (Shareholders)
ESM	30-Apr
File Application to Register New Shares with the CMF & Receive Certificate of Registration (1)	15-May
Preemptive Rights Periods	Jun – Aug
Mandatory PRP	Jun – Jul (30 days)
Additional Voluntary PRP	Aug (24 days)
Potential Rump Placement	Sep

Notes:
1. Timing is dependent on share registration with CMF

Price-Setting Mechanism

Fixed Price Set by Pre-Determined Formula

Description	▪ The price for the proposed Rights Offering will be determined by a price-setting formula calculated prior to the Mandatory PRP commencement ▪ The Board of Directors will propose a formula (detailed below) for approval by the ESM on April 30th ▪ This is in line with Chile and Latin America market precedents
Proposed Price-Setting Formula	▪ The proposed price-setting-formula is defined as the 5 day VWAP[1] of Enel Américas' common stock previous to the start of the PRP, minus a fixed discount of 5%

The formula is a transparent price setting mechanism:

Rights Offer Price = 5 Day VWAP[1] of Common Stock minus 5% discount

Notes:
1. Volume weighted average price

Closing Remarks

Closing Remarks

enel

- **A** Enel Américas is the largest private utility company in South America and has delivered against its stated goals since the 2016 reorganization ✓
- **B** Successful delivery since 2016 evidences Enel América's capacity for creating long term value through organic and in-organic means ✓
- **C** Additionally, the proposed transaction unlocks the Company's ability to pursue upcoming value-creating minority investors buyout, privatization and consolidation opportunities as well as Enel X deployment consistent with its recent trajectory ✓
- **D** The proposed transaction optimizes the company's cash flow, enhances its incremental leverage profile and reinforces its status as a preeminent investment vehicle ✓

Disclaimer

Important Legal Information

This presentation does not constitute an offer to sell securities and is not soliciting an offer to buy any securities in any jurisdiction.

This presentation should in no way be deemed to be an offer or an invitation to participate in the proposed capital increase described in this presentation. Such capital increase is subject to certain corporate, shareholder and regulatory approvals and to corporate and securities laws and other regulations applicable in Chile, the United States of America and other relevant jurisdictions.

This presentation contains statements that may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements appear throughout this presentation and include statements regarding the intent, belief or current expectations of Enel Américas and its management with respect to, among other things: (i) Enel Américas' business plans, including the proposed capital increase; (ii) trends affecting Enel Américas' financial condition or results of operations, including market trends in the electricity sector in Argentina, Brazil, Colombia and Peru; (iii) the impact of competition and regulation in the electricity sector in Argentina, Brazil, Colombia and Peru; (iv) political and economic conditions in the countries in which Enel Américas and its affiliates operate; and (v) other statements included in this presentation regarding matters that are not historical facts. Such forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. Actual results may differ materially from those provided in the forward-looking statements as a result of various risks and uncertainties, including those described in Enel Américas' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the dates they were made. Neither Enel Américas nor any of its affiliates undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For all these forward-looking statements, Enel Américas claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Enel Américas Capital Increase

Contact us

Email
ir.enelamericas@enel.com

Phone
+562 23534682

Web site
www.enelamericas.com

Rafael De La Haza
Head of Investor Relations Enel Américas

Jorge Velis
Investor Relations Manager Enel Américas

Itziar Letzkus
Investor Relations Enel Américas

Javiera Rubio
Investor Relations Enel Américas

Gonzalo Juárez
IR New York Office

María Luz Muñoz
Executive Assistant

Thank you.